Exhibit 99.1

Communications Systems’ Subsidiary Transition Networks Selected by Major Metropolitan DOT Agency for Smart City IoT Project Valued at $7 Million

Transition Networks’ Unique Technology Simplifies Customer Experience to Connect and Power Thousands of Traffic Intersections Deploying Intelligent Transportation Devices

Minneapolis, MN – July 29, 2019 — Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of enterprise network infrastructure, IoT and edge connectivity, and management of IT services, today announced that its wholly-owned subsidiary Transition Networks, Inc. was selected by a major metropolitan transportation agency to connect, power and manage traffic data via its hardened TAA compliant, PoE+ (Power-over-Ethernet) switches. This application brings intelligent transportation infrastructure citywide and advances Transition Networks’ strategy into creating smart city IoT (Internet of Things) solutions. Transition Networks’ portion of the project is valued at $7 million and is expected to ship during 2019.

As more transportation agencies look to use actionable intelligence to monitor trends and improve service, they are deploying smart, energy efficient technology and communication devices to assess traffic congestion, safety, pedestrian counts and more. With the number of IoT devices predicted to grow to exponentially, Transition Networks’ unique PoE solutions will continue to be a critical component of the IoT and smart city ecosystem saving time, reducing costs and conserving energy for cities while increasing safety, security, and conveniences for citizens.

As previously announced, CSI’s restructuring efforts to shift our focus towards higher-margin and faster growing markets such as IoT and network edge management have positioned us to develop products with unique features that set us apart from other suppliers. Auto Power Reset (APR), which automatically reboots an unresponsive PoE powered device connected to the switch meets critical needs for customers.

Transition Networks’ embedded Device Management System (DMS) software, which creates an interactive map for agencies to see all of their connected devices, quickly pinpoint issues and allows the administrator to immediately take action. Both DMS and APR have been important features for several other smart city projects and were key differentiators when the customer chose the Transition Networks’ solution.

“This project’s impact on smart city infrastructure will be a guide for city planners and integrators as they look to harness the benefits that smart city switch technology provides including simplified network management and significant cost-savings,” says Scott Otis, Transition Networks’ President and General Manager. “We are continually developing innovative solutions to advance our position as an integral component of the IoT and smart city ecosystem.”

For more information on Transition Networks’ intelligent transportation solutions visit their website.

About Transition Networks

Transition Networks provides IoT and edge connectivity solutions to advance intelligent networks globally for enterprises, integrators, service providers, federal agencies, and the military. Addressing the demands of smart city and hybrid networks, Transition Networks’ PoE switches and converters, adapters, and optics integrate easily into smart network applications in commercial and hardened environments. Transition Networks is a U.S.-based company known for expert customer-centric service and built to last, TAA-compliant products with 30 years of experience serving customers in 70 countries, including more than two thirds of the Fortune 100 companies. Transition Networks is a Communications Systems Inc. company (NASDAQ: JCS). For more information, visit 10900 Red Circle Drive Minnetonka, MN 55343, call +1.952.996.7600, or visit http://www.transition.com.

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About Communications Systems

Communications Systems, Inc. (NASDAQ: JCS) provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service. For more information, please visit our website at http://www.commsystems.com/CSI.

Forward Looking Statement

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:
Communications Systems, Inc.	The Equity Group Inc.
Mark D. Fandrich	Devin Sullivan
Chief Financial Officer	Senior Vice President
952-582-6416	212-836-9608
mark.fandrich@commsysinc.com	dsullivan@equityny.com

Roger H. D. Lacey	Lena Cati
Chief Executive Officer	Vice President
952-996-1674	212-836-9611
lcati@equityny.com

Stacy May
Global Marketing Manager
952-996-1582
stacym@transition.com

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